December 5, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rice Midstream Partners LP

Registration Statement on Form S-3

Filed October 28, 2016

File No. 333-214313

Form 10-K for the Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-36789

Dear Ms. Ransom:

This letter responds to the letter (the “Comment Letter”) dated November 23, 2016 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 (the “Registration Statement”) of Rice Midstream Partners LP (the “Partnership”, “we” or “our”) and the above referenced Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) of the Partnership. For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Partnership’s response.

Registration Statement on Form S-3

1.	At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Securities and Exchange Commission

December 5, 2016

Response: We acknowledge the Staff’s comment and confirm our understanding.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 44

2.	Please present selected financial data in accordance with Item 301 of Regulation S-K for the earliest audited period presented in your initial registration statement, the fiscal year ended December 31, 2012, through the fiscal year ended December 31, 2016 in your next Form 10-K.

Response: We acknowledge the Staff’s comment and will present selected financial data in accordance with Item 301 of Regulation S-K for the fiscal year ended December 31, 2012 through the fiscal year ended December 31, 2016 in our next Form 10-K.

Non-GAAP Financial Measures, page 45

3.	Reference is made to footnote (1) to the table on page 46. Please tell us why there is not a similar adjustment in the calculation of fiscal 2014 and 2013 Adjusted EBITDA. In this regard, we note that your consolidated financial statements have been retroactively recast for fiscal 2015, 2014 and 2013 to include the historical results of the Water Assets as the transaction was accounted for as a combination of entities under common control.

Response: As noted by the Staff, as a result of the contribution of the Water Assets from Rice to the Partnership on November 4, 2015, the historical financial statements of the Partnership were retroactively recast to include the historical results of the Water Assets for periods prior to the date of acquisition. We opted to include an adjustment to Adjusted EBITDA to back out pre-acquisition EBITDA associated with the Water Assets in 2015 to provide our investors with greater clarity of the Adjusted EBITDA generated by the Partnership during the period in which the Partnership actually owned the respective assets. Without any such adjustment, Adjusted EBITDA would have appeared approximately 40% greater than if Adjusted EBITDA only included EBITDA associated with the Water Assets while under the operation of the Partnership. Given the lack of uniformity in generation of water services revenue during the year, we believed investors would have been unable to estimate Adjusted EBITDA with any accuracy.

We did not feel, however, that an adjustment to 2014 or 2013 would have provided investors with any meaningful information, and furthermore, that such an adjustment could have been misleading to investors. Prior to the Partnership’s IPO on December 18, 2014, the Water Assets were owned indirectly by a subsidiary of Rice that provided water services to Rice on an intercompany basis without charge. In connection with the Partnership’s IPO, the Water Assets were contributed to Rice

Securities and Exchange Commission

December 5, 2016

Midstream Holdings LLC (“RMH”), and RMH entered into an agreement to provide Rice with water services at an agreed upon fee structure substantially similar to the fee structure in place currently at RMP. However, for the remaining 13 days of 2014 following entry into this agreement, no water services were provided thereunder to Rice. Accordingly, 2015 represented the only year presented in the Adjusted EBITDA reconciliation table that included the effect of any fee-based services associated with the Water Assets.

A reconciliation that would include an adjustment for Adjusted EBITDA attributable to the Water Assets prior to acquisition for 2014 and 2013 would only have given effect to certain allocated operating expenses attributable to the Water Assets. In 2014 and 2013, the adjustment would have been an add-back of $2.1 million and $0.6 million respectively. However, given that there was no revenue associated with the Water Assets during that time, we believed that the inclusion of the adjustment would have had the effect of both (i) presenting an Adjusted EBITDA that would have been higher than the Adjusted EBITDA associated with assets actually owned by the Partnership during 2014 and 2013 and (ii) failing to provide investors with any meaningful comparative information.

In summary, the adjustment to Adjusted EBITDA in 2015 was intended to provide investors with potentially material information regarding the performance of the assets owned by the Partnership during the periods in which the Partnership actually owned those assets. For prior periods, we believe that an adjustment would have been both immaterial and potentially misleading.

Item 7. Management’s Discussion and Analysis. . ., page 47

4.	We note the tabular disclosure you provided regarding the key terms of your gas gathering and compression agreements. In future filings, please discuss the credit rating of your customers, with a view to understanding the risk profile of your counterparties. Please also generically describe the nature of your third party customers.

Response: We acknowledge the Staff’s comment and will discuss the credit rating of our customers and generically describe the nature of our third party customers in future filings.

*    *    *    *

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (832) 708-3432. Written correspondence to the Partnership may be directed to my attention at 333 Clay Street, Suite 4150, Houston, Texas 77002, email Will.Jordan@RiceEnergy.com.

Securities and Exchange Commission

December 5, 2016

Sincerely,

Rice Midstream Partners LP

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Joseph Klinko, the Commission

John Hodgin, the Commission

Sean T. Wheeler, Latham & Watkins LLP

William N. Finnegan, IV, Latham & Watkins LLP

4